ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

May 3, 2024	Rachel D. Phillips T +1 212 841 8857 rachel.phillips@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:   Stephany Yang

 Claire Erlanger

Re:	Canada Goose Holdings Inc.

Form 20-F for the Fiscal Year Ended April 2, 2023

Filed May 18, 2023

File No. 001-38027

Ladies and Gentlemen:

On behalf of Canada Goose Holdings Inc. (the “Company”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated April 25, 2024 (the “Comment Letter”), with regard to the Company’s Form 20-F for the fiscal year ended April 2, 2023 (filed May 18, 2023) (the “Annual Report”). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.

Form 20-F for the Fiscal Year Ended April 2, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-IFRS Financial Measures and Other Specified Financial Measures, page 63

1.

We note your response to comment 1 regarding the non-IFRS adjustments related to strategic initiatives and restructuring. Please provide us further details regarding the Transformation Program and the types of costs incurred under this program. Also, if applicable, please tell us how the types of costs in the strategic initiatives and restructuring adjustments fall under the definition of restructuring as outlined in paragraph 70 of IAS 37. Also, please explain why you believe cash operating costs necessary to increase operational efficiencies and optimize production and procurement, develop people and resources, and focus on consumers to allow sustainable growth, profitability, and longterm value, as disclosed on page 44, would not be considered normal recurring expenses of your business.

Securities and Exchange Commission Division of Corporation Finance	May 3, 2024

The Company respectfully advises the Staff that the Transformation Program is a multiphase program that includes workstreams to address the organization and operating model, stores, production and procurement, product, planning and supply chain, marketing and experience, and technology with a goal of delivering sustainable revenue and profit growth. Outcomes from the Transformation Program have informed the activities required to execute the Company’s corporate strategy and the Company has has embedded these changes into its workflows.

As a result of the Transformation Program, the Company incurred (i) personnel costs required to run the Transformation Program (ii) consulting fees and (iii) workforce reduction costs. Management has adjusted the non-IFRS measures for two types of expenditures relating to the Transformation Program: 1) severance costs, net of share-based compensation forfeitures, relating to reductions in workforce announced in August 2023 and in March 2024 and 2) expenses incurred for consultants. Other expenditures, such as personnel costs for staff members associated with the Transformation Program, were considered by management to be in the normal course of operations and were included as adjustments.

Consultants were engaged from January 2023 through to January 2024 and the Company does not anticipate any further consulting costs in association with the Transformation Program. In addition, the Company respectfully advises the Staff that it has not planned for further workforce reductions, nor has it considered any similar reductions in its forecast models. As such, the Company believes the costs relating to the workforce reductions and the consultants are not indicative of the ongoing operating expenses of the business and that excluding these two items from the Company’s non-IFRS measures provide investors an indication of the ongoing SG&A costs being expended in connection with the operation of the business.

The Company further advises the Staff that the expenses incurred in connection with the Transformation Program do not fall under the definition of restructuring as outlined in paragraph 70 of IAS 37. Specifically, the following did not occur and were not contemplated as part of the Transformation Program: 1) a sale or termination of a line of business; or 2) closure of a business location; or 3) a fundamental re-organization of the business that has a material effect on the nature and focus of the Company’s operations. The workforce reduction was broad and covered all levels across the organization and did not result in an elimination of any layers of management or constitute a management structure change.

The Company also respectfully advises the Staff that in its Annual Report for fiscal year 2024 it anticipates amending the footnote describing “Strategic Initiatives” to refer to “Transformation Program costs” and to update the disclosure to include the nature of the expenditures as outlined above and the relative amounts of the adjustments.

Securities and Exchange Commission Division of Corporation Finance	May 3, 2024

2.

We note your response to comment 2 that net working capital excludes cash, short-term borrowings, and current portion of lease liabilities to give investors a clear idea of the level of investment required in inventory, trade receivables, and accounts payable without considering the availability under your sources of liquidity. While we note that inventory, accounts receivable, and accounts payable are significant portions of net working capital, the non-IFRS measure includes other current assets and is not adjusted for certain other current liabilities, such as provisions and income taxes payable. Considering your intention to focus on inventory, trade receivables, and accounts payable, please explain to us the rationale for your calculation, including why you only exclude short-term borrowings and current portion of lease liabilities to determine your net working capital, which you appear to present as a liquidity measure.

The Company respectfully advises the Staff that it will omit net working capital from future filings and communications with investors and filings with the Commission.

3.

We note your response to comment 3 regarding free operating cash flow. Please revise your future filings to more accurately characterize the measure and explain how it provides useful information to investors. In this regard, it currently appears to present itself as an operational measure, but it includes adjustments for non-operating items, such as those included in investing and financing activities on the cash flow statement. In addition, please change the name of this non-IFRS measure to reflect its content. In this regard, the word “operating” as used in the title of the measure appears to imply a focus only on operating activities. See Item 10(e)(1)(i)(C) of Regulation S-K and Question 102.07 of the SEC Staff’s C&DI on Non-GAAP Financial Measures. Please provide us with your proposed revised disclosure.

The Company respectfully advises the Staff that it will revise future filings to change the name of this non-IFRS measure to Free Cash Flow and more precisely characterize this liquidity measure. Below is the proposed revised disclosure:

Free cash flow

The table below reconciles the cash flows from (used in) operating activities to free cash flow.

	Year ended			Fourth quarter ended
CAD $ millions	April 2, 2023	April 3, 2022	$ Change	April 2, 2023	April 3, 2022	$ Change
Total cash from (used in):
Operating activities	116.3	151.6	(35.3)	7.0	(22.6)	29.6
Deduct the impact of:
Purchase of property, plant and equipment	(45.2)	(34.5)	(10.7)	(22.3)	(12.0)	(10.3)
Investment in intangible assets	(2.2)	(1.5)	(0.7)	(1.3)	0.1	(1.4)
Initial direct costs of right-of-use assets	(0.7)	(1.2)	0.5	(0.3)	(0.4)	0.1
Principal payments on lease liabilities	(62.2)	(46.9)	(15.3)	(17.7)	(14.1)	(3.6)

Free cash flow	6.0	67.5	(61.5)	(34.6)	(49.0)	14.4

Securities and Exchange Commission Division of Corporation Finance	May 3, 2024

Free cash flow

We define free cash flow as cash flows from (used in) operating activities less capital expenditures, initial direct costs of right-of-use assets and principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information as an indicator of cash flow and to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities. See “Financial Conditions, Liquidity and Capital Resources—Cash Flows” above for a table providing the calculation of free cash flow.

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Securities and Exchange Commission Division of Corporation Finance	May 3, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at 212-841-8857.

Sincerely,

/s/ Rachel Phillips
Rachel Phillips Ropes & Gray LLP

cc:	Neil Bowden, Chief Financial Officer, Canada Goose Holdings, Inc.

David Forrest, Esq., General Counsel, Canada Goose Holdings, Inc.

David Tardif, Esq., Stikeman Elliot LLP

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